

July 14, 2023

Bob Petrou
Chief Financial Officer
NantHealth, Inc.
3000 RDU Center Drive, Suite 200
Morrisville, North Carolina 27560

> **Re: NantHealth, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2022**
> **Filed April 14, 2023**
> **File No. 001-37792**

Dear Bob Petrou:

We have reviewed your filing and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this comment, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2022

Note 8. Goodwill, page 117

1. In light of the significant decline of your market capitalization, please tell us the factors you considered when determining goodwill is not impaired. Specifically address the qualitative factors outlined in ASC 350-20-35-3C and include in your response why your quantitative analysis did not result in an impairment given your net losses, negative cash flows, and stockholders' deficit. Tell us and consider disclosing the percentages by which the estimated fair value exceed the carrying value at the date of the your impairment test. Lastly, tell us if you performed interim impairment testing during the three months ended March 31, 2022.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Joseph Cascarano, Senior Staff Accountant, at (202) 551-3376 or Robert S. Littlepage, Accountant Branch Chief, at (202) 551-3361 with any questions.

Sincerely,

Division of Corporation Finance
Office of Technology